UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Ardian Access LLC

(Name of Issuer)

Ardian Access LLC

(Name of Person(s) Filing Statement)

Class J Units

(Title of Class of Securities)

039791 108

(CUSIP Number of class of securities)

Class I Units

(Title of Class of Securities)

039791 207

(CUSIP Number of class of securities)

Class D Units

(Title of Class of Securities)

039791 206

(CUSIP Number of class of securities)

Ardian Access LLC

c/o Michael Ferragamo

1370 Avenue of the Americas

New York, NY 10019

(212) 641-8604

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Gregory C. Davis

Ropes & Gray LLP

One Maritime Plaza, Suite 1800

300 Clay Street

San Francisco, CA 94111

Christopher Labosky

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA US 02199-3600

July 31, 2026

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1. Summary Term Sheet.

Reference is made to the Summary Term Sheet of the Offer to Repurchase (as defined below) that is attached as Exhibit (a)(1)(ii) and is hereby incorporated by reference.

Item 2. Subject Company Information.

(a)

The name of the issuer is Ardian Access LLC (the “Fund”). The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified management investment company. It is organized as a Delaware limited liability company. The principal office of the Fund is located at 1370 Avenue of the Americas, New York, NY and the telephone number is (212) 641-8604.

(b)

The title of the securities that are the subject of the offer to repurchase and the related Letter of Transmittal (“Offer to Repurchase” and the tender offer made thereby, the “Offer”) are units of beneficial interest (“Units”) or portions thereof. The Fund offers three classes of Units: Class J Units, Class I Units, and Class D Units. As of the close of business on June 30, 2026, there were approximately 99,484,175.97 Units outstanding, comprised of 81,195,137.22 Class J Units, 12,943,578.46 Class I Units, and 5,345,460.28 Class D Units. Subject to the conditions set forth in the Offer to Repurchase, the Fund will repurchase Units in an amount up to approximately 5% of the Fund’s net assets that are tendered by holders of the Fund’s Units (“Members”) and not properly withdrawn as described in the Offer to Repurchase, subject to any applicable extension of the Offer.

(c)	Units are not traded in any market, and any transfer thereof is strictly limited by the terms of the Fund’s Amended and Restated Limited Liability Company Agreement (the “LLC Agreement”).

Item 3. Identity and Background of Filing Person.

(a)

The Fund is making the Offer for its own Units. The information required by this Item is set forth in Item 2(a) above. Ardian US LLC (“Ardian”) serves as the investment adviser for the Fund. Ardian is located at 1370 Avenue of the Americas, New York, NY 10019 and its telephone number is (212) 641-8604. The members of the Fund’s Board of Directors (the “Board”) are Michael Ferragamo, Wilfred Small, Jason Cipriani, Mark Garbin, and Richard Goglia (each, a “Director”). The officers of the Fund are Edward Hickes, Aymeric Lepeu, Alfred Miranda, and Côme Tauveron (each, an “Officer”). The Directors and Officers may be reached at the Fund’s business address and phone number set forth in Item 2(a) above.

(b)-(c) Not applicable.

Item 4. Terms of the Transaction.

(a)(1) (i)

Subject to the conditions set forth in the Offer to Repurchase, the Fund will repurchase, in an amount up to approximately 5% of the Fund’s net assets, Units that are tendered by Members by 11:59 p.m., Eastern Time, on August 31, 2026 and not withdrawn as described in Item 4(a)(1)(vi).

(ii)

The purchase price of a Unit (or portion thereof) tendered will be its net asset value as of the close of business on September 30, 2026 or a later date determined by the Fund if the Offer is extended (in each case, the “Valuation Date”), upon the terms and subject to the conditions set forth in the Offer to Repurchase. Reference is made to the Cover Page, Section 2 “Offer to Repurchase and Price” and Section 6 “Purchases and Payment” of the Offer to Repurchase, which are incorporated herein by reference.

Each Member that tenders Units that are accepted for purchase will be sent a letter (the “Acceptance Letter”) notifying the Member that the Fund has received and accepted their tender. Such Member will be issued payment in cash or a non-interest bearing, uncertificated debt obligation entitling the Member to receive an amount equal to the value of the Member’s Units accepted for purchase by the Fund determined as of the Valuation Date. The form of the Acceptance Letter is attached as Exhibit (a)(1)(iv) and incorporated herein by reference.

(iii)

The Offer is scheduled to expire on August 31, 2026, unless extended. Reference is made to the Cover Page, Summary Term Sheet, Section 2 “Offer to Repurchase and Price”, Section 4 “Procedures for Tenders” and Section 5 “Withdrawal Rights” of the Offer to Repurchase, which are incorporated herein by reference.

(iv)	Not applicable.

(v)

Reference is made to the Cover Page, Summary Term Sheet, Section 3 “Amount of Tender” and Section 7 “Certain Conditions of the Offer” of the Offer to Repurchase, which are incorporated herein by reference.

(vi)	Reference is made to Cover Page, Summary Term Sheet and Section 5 “Withdrawal Rights” of the Offer to Repurchase, which is incorporated herein by reference.

(vii)

Reference is made to the Cover Page, Section 4 “Procedure for Tenders” and Section 5 “Withdrawal Rights” of the Offer to Repurchase, which are incorporated herein by reference. Note that certain Members may be required to deliver their Letter of Transmittal to their Financial Advisor (instead of directly to Ardian Access LLC). All Members tendering Units should carefully review their Letter of Transmittal and follow the delivery instructions therein.

(viii)	Reference is made to Section 4 “Procedure for Tenders” and Section 6 “Purchases and Payment” of the Offer to Repurchase, which are incorporated herein by reference.

(ix)	Reference is made to the Cover Page, Summary Term Sheet, Section 3 “Amount of Tender,” and Section 6 “Purchases and Payment” of the Offer to Repurchase, which are incorporated herein by reference.

(x)	Reference is made to Section 1 “Background and Purpose of the Offer” of the Offer to Repurchase, which is incorporated herein by reference.

(xi)	Not applicable.

(xii)	Reference is made to Section 9 “Certain U.S. Federal Income Tax Consequences” of the Offer to Repurchase, which is incorporated herein by reference.

(a)(2)	Not applicable.

(b)	Any Units to be purchased from any officer, Director or affiliate of the Fund will be on the same terms and conditions as any other purchase of Units.

Item 5. Past Contracts, Transactions, Negotiations and Agreements

(a)-(d) Not applicable.

(e)

The Fund’s Prospectus, dated April 25, 2025 and as amended and/or supplemented from time to time (“Prospectus”), provides that the Board has the discretion to determine whether the Fund will purchase Units from Members from time to time pursuant to written tenders. Ardian expects that it will recommend to the Board that the Fund purchase Units from Members quarterly. However, the Fund is not required to conduct tender offers. The Fund does not know of any other contract, agreement, arrangement, understanding or relationship, whether contingent or otherwise or whether or not legally enforceable, between the Fund, any of the Fund’s Officers or Directors, any person controlling the Fund, or any executive officer or director of any corporation ultimately in control of the Fund and any person with respect to any securities of the Fund (including any contract, agreement, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).

Item 6. Purposes of the Transaction And Plans Or Proposals.

(a)-(b)	Reference is made to Section 1 “Background and Purpose of the Offer” of the Offer to Repurchase, which is incorporated herein by reference.

(c)

Reference is made to Section 8 “Certain Information About the Fund” of the Offer to Repurchase, which is incorporated herein by reference. Because Units are not traded in any market, subsections (6), (7), and (8) of Regulation M-A § 229.1006(c) are not applicable to the Fund.

Item 7. Source and Amount of Funds or Other Consideration.

(a)-(b)	Reference is made to Summary Term Sheet and Section 6 “Purchases and Payment” of the Offer to Repurchase, which is incorporated herein by reference.

(d)	Reference is made to Summary Term Sheet and Section 6 “Purchases and Payment” of the Offer to Repurchase, which is incorporated herein by reference.

Item 8. Interest in Securities of the Issuer.

(a)	Based on the number of Units outstanding as of June 30, 2026, the following persons (the named individuals being the Directors) own the number of Units indicated in the below table.

Class J Units

Person	Units	Percentage of the Class’ Outstanding Units
Ardian US LLC	10,081.835	1.009
Michael Ferragamo	0	0
Wilfred Small	0	0
Jason Cipriani	0	0
Mark Garbin	0	0
Richard Goglia	0	0

Class I Units

Person	Units	Percentage of the Class’ Outstanding Units
Ardian US LLC	861,327.452	1.009
Michael Ferragamo	0	0
Wilfred Small	0	0
Jason Cipriani	50,445.423	0
Mark Garbin	5,044.542	0
Richard Goglia	2,254.283	0

Class D Units

Person	Units	Percentage of the Class’ Outstanding Units
Ardian US LLC	1.009	0.00%
Michael Ferragamo	0	0%
Wilfred Small	0	0%
Jason Cipriani	0	0%
Mark Garbin	0	0%
Richard Goglia	0	0%

None of the persons listed above intends to tender any of his or her Units in the Offer. Addresses for each of the persons listed above are provided in Item 3.

(b)

Reference is made to Section 8 “Certain Information About the Fund” of the Offer to Repurchase, which is incorporated herein by reference. Other than the issuance of Units by the Fund in the ordinary course of business, there have been no transactions in the Fund’s Units effected during the past 60 days by the Fund, Ardian, or any Director or officer of the Fund, or any person controlling the Fund or Ardian.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

(a)	No persons have been employed, retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer to Repurchase.

Item 10. Financial Statements.

(a)

The audited annual financial statements of the Fund dated March 31, 2026 and the schedule of investments of the Fund dated March 31, 2026, both filed with the SEC on EDGAR on Form N-CSR on June 8, 2026, are incorporated by reference. The Fund will prepare and transmit to Members the audited annual financial statements of the Fund and the schedule of investments of the Fund within 60 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.

(b)	Not applicable.

Item 11. Additional Information.

(a)	(1)	None.

	(2)	None.

	(3)	Not applicable.

	(4)	None.

	(5)	None.

(b)	The Offer to Repurchase, attached hereto as Exhibit (a)(1)(ii), is incorporated herein by reference in its entirety.

Item 12(a). Exhibits.

(a)(1)	(i)	Cover Letter to Offer to Repurchase.

	(ii)	Offer to Repurchase.

	(iii)	Form of Letter of Transmittal.

	(iv)	Form of Letter from the Fund to Members in Connection with the Fund’s Acceptance of Units.

	(v)	Form of Notice of Withdrawal of Tender.

(a)(2)-(5) Not applicable.

(b)	None.

(d)	None.

(g)	Not applicable.

(h)	Not applicable.

Item 12(b). Filing Fees.

Filing Fee Exhibit.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ARDIAN ACCESS LLC

By:	/s/ Aymeric Lepeu
Name:	Aymeric Lepeu
Title:	Treasurer

Dated: July 31, 2026

EXHIBIT INDEX

Exhibit

(a)(1)(i)	Cover Letter to Offer to Repurchase.

(a)(1)(ii)	Offer to Repurchase.

(a)(1)(iii)	Form of Letter of Transmittal.

(a)(1)(iv)	Form of Letter from the Fund to Members in Connection with the Fund’s Acceptance of Units.

(a)(1)(v)	Form of Notice of Withdrawal of Tender.

Filing Fee Exhibit.